ATLANTA
MIAMI
CARLTON FIELDS	ORLANDO ST. PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH
ATTORNEYS AT LAW		4000 International Place 100 S.E. Second Street Miami, Florida 33131-9101

Seth P. Joseph 305.539.7265 direct sjoseph@carltonfields.com		305.530.0050 305.530.0055 fax www.carltonfields.com

February 20, 2007

VIA EDGAR AND HAND DELIVERY

Michele M. Anderson, Esq.

William Bennett, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elandia, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form 10

Filed August 25, 2006

File No. 0-51805

Dear Ms. Anderson and Mr. Bennett:

On behalf of the Company, the following constitutes the Company’s response to each of the comments made in the Staff’s letter dated September 21, 2006, in the order set forth in that letter. In addition, for the convenience of the Staff, we are hand-delivering three copies of the Registration Statement marked to show the changes made from our last submission.

General

1. The Company has filed its periodic reports for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. Moreover, the Company has reminded its officers, directors and principal stockholders to file the reports required by Section 13(d), 13(g) and 16(a), of the Securities Exchange Act of 1934 (the “Exchange Act”). These reports have been filed.

Item 1. Business

2. As described in the Registration Statement, as amended, Jorge Ivan Orrego is the foreign national who assumed the Company’s subsidiaries payroll tax liabilities in connection with the sale of Centra Construction, Inc., Central Wireless Services, Inc. and Razorback, Inc. Management believes that Mr. Orrego’s position is that the possible claims against the Company’s subsidiaries would not be pursued and he would experience a profit from the transaction. See page 1. Management believes that the Company has no obligation to pay any of these liabilities of the subsidiaries as the Company did not guarantee them at any time. Based on advice from the Company’s tax counsel, management believes that the IRS would be unsuccessful in holding the Company

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

liable for the trust fund tax liabilities of the subsidiaries, no such claim has been made to date. Moreover, the parent company of the subsidiaries sold filed for bankruptcy and, during those proceedings, no claims were filed. In connection with these bankruptcy proceedings, the Bankruptcy Court approved a Settlement Agreement and Release in Full and various parties to the Settlement Agreement exchanged mutual general releases. Further, the Company has reached a conclusion based on a tax opinion provided and concluded that the requirements for extinguishment of a liability have been met pursuant to Financial Accounting Standard No. 140, paragraph 16. However, this area of the tax law is unsettled and the Company can offer no assurance that if the matter was fully litigated the Company would be successful in avoiding any exposure. The Company believes that it has appropriately disclosed in its financial statements in Note 5 that there is no assurance that either the IRS or a responsible party will not initiate an action against the Company.

3. The Company has identified itself as a holding company. The Company has also deleted the term “subject to nominal qualifying shares.” Instead, the Company has noted that for some subsidiaries a nominal amount of shares are held by others in trust for the benefit of the Company. This is done in certain jurisdictions that require more than one stockholder or that a single share be held by nationals. See page 3.

4. The Company has revised the discussion of the agreement with IBM Global Services Australia to indicate that the agreement was extended after its expiration date of January 2007 and to disclose the specific circumstances under which IBM may terminate the agreements. See page 13. The Company has also amended the description of these agreements in “Risk Factors.” See page 20.

5. The Registration Statement has been revised to clarify that the Company does not currently conduct revenue-generating operations in North America. See pages 3, 15 and 66. Moreover, the Company has updated the disclosure regarding the current status of the sale of one license and its negotiations with the prospective purchaser of the Company’s remaining license held for sale. See pages 15, 16 and 66.

Item 1A. Risk Factors

6. The Registration Statement has been revised to clarify that, in connection with the audit of the financial statement for the year ended December 31, 2005, the Company’s auditors have expressed substantial doubt about the ability of each of Datec and AST to continue as a going concern. The Company has since taken steps to address this issue by capitalizing $13,357,886 due to Stanford, the Company’s principal stockholder; obtaining a loan from its principal stockholder; establishing a credit facility and a term loan with ANZ Finance American Samoa, Inc., aggregating $5,800,000; and consummating the sale of its telecommunications license in Bloomington, Illinois, which produced gross proceeds of $2,750,000. See page 18 and Item 2. Financial Information.

7. The Company has updated the disclosure regarding potential material weaknesses to be remediated. Management now believes that these issues will be resolved in the second half of 2007. See page 22.

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

8. The Company has revised the disclosure in the Business section to summarize the material terms of the arrangements with Hewlett Packard and Canon. See page 10. The Company has filed these agreements as Exhibits 10.43 and 10.44 to Amendment No. 2 to the Registration Statement.

9. The Company does not currently have any outstanding options or warrants; however, the Company has generally committed to provide stock options to certain employees in the future. In this regard, the Company is currently in the process of establishing a stock option plan. The disclosure on page 27 has been revised accordingly.

Item 2. Financial Information

Overview

10. Stanford did contribute into equity the Secured Revolver Note originally executed September 15, 2003, the Loan and Security Agreement originally entered into in May 2004 and the Promissory Note originally issued on September 1, 2004. However, on February 10, 2006, the Company entered into another series of agreements with Stanford pursuant to which Stanford agreed to provide up to $3,300,000 to the Company for working capital purposes. See pages 42, 43, 69 and 99, for a description of this ongoing relationship. The Company has also recently entered into a Loan Agreement with ANZ Finance American Samoa, Inc. and ANZ Amerika Samoa Bank (jointly, “ANZ”), pursuant to which ANZ has committed to provide financing of up to $5,800,000. Moreover, the Company recently completed the sale of one of its licenses producing gross proceeds of $2,750,000. Management believes that the financial arrangements with Stanford and ANZ, combined with the net proceeds received from the sale of its license, are more than adequate to fund operations for at least the next 12 months. Management has advised us that the growth opportunities described in the Registration Statement will either be externally financed or, if no financing is available, will not be pursued. If the Company is not able to obtain financing, the Company will not be able to execute its expansion plans – for both the network and acquisitions. If the opportunities are not pursued, the Company may incur some development costs; however, these will be expensed as they are incurred and paid from working capital. Management does not believe that pursuing these opportunities will have a negative impact on existing operations. The Company has modified the disclosure in the Overview section and throughout the Liquidity and Capital Resources sections of MD&A to describe these arrangements and its plans for funding growth opportunities. See pages 31, 43, 55 and 66.

11. The Company has addressed the financial impact of switching certain customers to prepaid wireless accounts from post-paid wireless accounts, including the effect on churn. See page 30.

12. The wireless telecommunications license awarded to another company was for the island of Western Samoa, now known as Samoa. The Company conducts business in American Samoa, not Samoa, and did not lose any business as a result of this action. The islands of American Samoa and Samoa are discrete markets separated by approximately 100 miles of the Pacific Ocean. Management does not believe that the failure to acquire the license in Western Samoa will have an adverse impact on the Company’s operations in American Samoa. The expenditures in connection with developing this contract were expensed and not capitalized.

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

These expenditures were less than $200,000 and incurred almost entirely in the year ended December 31, 2005. Since the loss of this potential business is not material, the Company has not included any subsequent event disclosure in the notes to financial statements. See response to Item 17 below.

Results of Operations [Samoas]

13. The management fees were not paid to persons covered under Item 402 of Regulation S-K, or any Named Executive Officer described in Item 402. As a result, the fees are not reflected in the Company’s summary compensation table.

Liquidity and Capital Resources [Samoas]

14. The Company has elaborated on its efforts to obtain alternative sources of financing as well as expanded the liquidity discussion for the various segments to describe the status of the Company’s efforts to obtain financing. See pages 43, 55, 66, 69 and 70.

15. The Company has previously filed the agreements related to the Stanford credit facility provided as Exhibits 10.37 and 10.38 to Amendment No. 1 to the Registration Statement. The Company has filed the agreements relating to the new credit facility with ANZ as Exhibits, 10.45, 10.46 and 10.47 to this Amendment No. 2 to the Registration Statement.

16. The Company has expanded the strategy section on page 4 to describe the elements of its business strategy in American Samoa.

17. The Company has deleted the disclosure regarding the wireless market in Samoa since, at this time, the Company cannot predict the outcome of the bid protest proceeding. See page 43.

Liquidity and Capital Resources [Fiji and Other Pacific Island Nations]

18. The Company has expanded the disclosure regarding “existing external financing arrangements” to describe the general terms of those arrangements. See page 66. More specific terms regarding the facility provided by ANZ have been included on page 43. The Company has described the additional amount required to bring operations in Fiji and other Pacific Island Nations to profitability and the source of those funds. The Company has not provided additional information regarding the sources and uses of funds for future development opportunities since those opportunities have not been identified. See page 66.

Results of Operations [North America, including the Caribbean]

19. To the extent that the Company generates any revenues from these assets, it will most likely come from the sale of its wireless telecommunications licenses. The Company has modified the disclosure accordingly. See pages 66 and 67.

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

Executive Compensation

20. The Company has modified the disclosure on page 94 to include the required tabular and footnote disclosure concerning the restricted stock award.

Certain Relationships and Related Party Transactions

21. The various loans were contributed into equity, not converted into equity. The Company has modified the document throughout to reflect this fact.

22. The statements made in Amendment No. 1 to the Form 10 Registration Statement regarding real property were incorrect. Management believes the subject property was ultimately sold for fair market value. The property was sold for approximately $1,680,000. The sale price was $97,000 (5.7%) less than the appraised value. The Company received no other offers on the property and the Company’s management believed the offer was fair and reasonable. Because the subject property was sold to a related party, the Company did not incur any realtor costs in connection with the sale. See the revised disclosure on page 100.

Item 8. Legal Proceedings

23. See the Company’s response to comment 12 above, with respect to the impact this will have on the Company’s operations. Since the Company does not believe the outcome of the bid protest will have any material effect on the Company, we have deleted the disclosure regarding the bid protest.

Item 14. Changes In and Disagreements with Accountants or Accounting and Financial Disclosure

24. Item 14 has been revised to provide all the disclosure required by Item 304. See page 107. The letters from the former accountants required by Item 304 are attached as Exhibits 16.1, 16.2 and 16.3.

Age of Financial Statements

25. The Company’s management has separately discussed with Claire DeLabar of the Staff, the fact that unaudited interim financial statements have been included in Form 10-Qs for March 31, 2006, June 30, 2006, and September 30, 2006, recently filed by the Company. In addition, the pro forma statement of operations for the interim period has been included in Item 5 of the Company’s Form 10-Q for March 31, 2006.

Financial Statements – Elandia, Inc.

Report of Independent Registered Public Accounting Firm, page F-29

26. As of December 31, 2005, on a pro-forma basis, the Company’s working capital deficiency is estimated at approximately $4,334,000. Based on the following facts, it was determined that the Company did not have a going concern issue since (a) it had secured financing from Stanford amounting to $3,300,000 as of July 2006 (with a maturity date of December 31, 2007), (b) the Company-prepared cash flow projections represented that, on a consolidated basis, it would substantially reduce its

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

overhead expenses during 2006 and thereafter, and most importantly, (c) it planned to sell its two wireless licenses which it expected would provide a substantial cash influx sufficient to mitigate the working capital deficiency. As a result, a going concern opinion for Elandia was not deemed necessary.

Note 4 – Discontinued Operations

27. The Company has added the appropriate disclosure to the Notes to Financial Statements pursuant to paragraph 26 of FAS 144. See page F-44. Additionally, the Company has expanded the disclosure in the MD&A. See page 68.

Note 5 – Sale of Subsidiaries

28. The Company recorded a gain on the sale of the subsidiaries based on a detailed opinion letter received from its tax counsel. Based on the facts and circumstances, the Company’s tax counsel have opined that it is more likely than not that the tax treatment would be upheld if challenged. The Company has de-recognized the tax liability based on FAS 140, Paragraph 16. The Company has disclosed that there is no assurance that the Internal Revenue Service or a Responsible Person will not initiate an action against the Company for these tax liabilities. Based on the tax opinion received, it is the Company’s position that it would prevail in defending any such claims.

Financial Statements – AST Telecom, LLC

Independent Auditor’s Report

29. The Company has revised page F-97 to refer to the generally accepted accounting principles in the United States of America and generally accepted auditing standards in the United States of America. See page F-97.

Financial Statements – Datec Group, Ltd.

Statements of Earnings (Loss), page F-134

30. The Company has deleted the item “Gross Profit” from the Statement of Earnings. See page F-134.

Note 3 – Significant Accounting Policies

31. The Company has expanded the accounting policy for service revenue to explain the effect this would have if the Company used output measures rather than input measures for service revenue accounted for under the percentage of completion method. See page F-117.

Michele M. Anderson, Esq,

William Bennett, Esq.

February 20, 2007

Note 5 – Goodwill

32. The Company has revised this note to include the disclosures required pursuant to paragraph 47 of FAS 142. See page F-123. The Company has also expanded this discussion set forth in MD&A accordingly. See pages 55 and 75.

Exhibit Index

33. The Company has indicated on the Exhibit index the specific exhibits for which the Company has submitted a confidential treatment request. See pages 108 through 111.

We trust that the foregoing is responsive to the Staff’s comments; however, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-539-7265 or at the address indicated above.

Very truly yours,

/S/ Seth P. Joseph
Seth P. Joseph